SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated December 10, 2004, entitled, “Changes in Repsol YPF Board of Directors.”

2.	Press release dated December 10, 2004, entitled, “Repsol YPF Acquires Shell’s LPG Business in Portugal.”

Official Notice

Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, December 10th 2004

No. of pages: 1

CHANGES IN REPSOL YPF BOARD OF DIRECTORS

Today, PEMEX INTERNACIONAL ESPAÑA, S.A., with legal status as Administrator, has informed Repsol YPF, S.A. of its decision to dismiss Mr. Raúl Muñoz Leos as its representative on the Board of Directors and as a Member of the Delegate Commission to that Board of Directors and of the Strategy, Investment and Competition Commission, and to appoint Mr. Luis Ramírez-Corzo Hernández in his place as its representative on the Board of Directors and as Member of the Delegate Commission to that Board of Directors and of the Strategy, Investment and Competition Commission.

Press Release

Corporate Direction of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 10 December 2004

No. of pages: 1

REPSOL YPF ACQUIRES SHELL’S LPG BUSINESS IN PORTUGAL

Company becomes the third LPG operator in terms of sales with a 21% market share

Repsol YPF has signed an agreement with Royal Dutch/Shell for the acquisition of that company´s LPG business in Portugal, comprising Shell Gas (LPG), S.A. and its subsidiaries Spelta in Madeira (wholly-owned) and Saaga in the Azores (25% stake).

 The deal also includes the purchase of two bottling plants, one in Matosinhos, with 3,900-ton storage capacity, and Banática in Almada, with a storage capacity of 2,700 tons.  The Company also acquires all commercial assets required for the normal development of this activity.

This acquisition is in keeping with Repsol YPF’s strategy aimed at strengthening its global presence in the world’s LPG market and in growth in natural markets, such as Portugal. The agreement is subject to approval by European Anti-Trust Authorities.

Repsol YPF began its activities in the Portuguese LPG market in 1992, a country where it currently has a 5% market share with sales reaching 42,000 tons.  Following this transaction, the Company’s market share will reach 21% and sales 194,000 tons, making it the third leading operator in that country.

With 3.2 million tons, Repsol YPF ranks third in the world in the LPG retail market, with a presence in 10 countries.  The Company is the leading operator in the Spanish and Latin American LPG market.

PORTUGAL: LPG Sales (tn)

	REPSOL YPF	SHELL	REPSOL YPF (post-transaction)
Sales	42,000	152,000	194,000
Market share (estimated)	5%	16%	21%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	December 13, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer